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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                             Cleveland BioLabs, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   185860-10-3
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                                 (CUSIP Number)

                                December 31, 2006
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
         |_|    Rule 13d-1(b)
         |_|    Rule 13d-1(c)
         |x|    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 185860-10-3
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1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ChemBridge Corporation
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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)   |_|
            (b)   |_|
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3           SEC USE ONLY

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4           CITIZENSHIP OR PLACE OF ORGANIZATION
            Illinois
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NUMBER OF SHARES        5       SOLE VOTING POWER
BENEFICIALLY                    622,224
OWNED BY                --------------------------------------------------------
EACH                    6       SHARED VOTING POWER
REPORTING
PERSON WITH:            --------------------------------------------------------
                        7       SOLE DISPOSITIVE POWER
                                622,224
                        --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER

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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        622,224
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10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        5.1%
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12      TYPE OF REPORTING PERSON
        CO

CUSIP NO. 185860-10-3
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1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        Eugene Vaisberg
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   |_|
        (b)   |_|
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3       SEC USE ONLY

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4       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
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NUMBER OF SHARES        5      SOLE VOTING POWER
BENEFICIALLY                   622,224
OWNED BY                --------------------------------------------------------
EACH                    6      SHARED VOTING POWER
REPORTING
PERSON WITH:            --------------------------------------------------------
                        7       SOLE DISPOSITIVE POWER
                                622,224
                        --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER

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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        622,224
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10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        5.1%
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12      TYPE OF REPORTING PERSON
        IN

Item 1(a).      Name of Issuer:
                Cleveland BioLabs, Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices:

                11000 Cedar Ave.
                Suite 290
                Cleveland, Ohio 44106

Item 2(a).      Name of Person Filing:

                1. ChemBridge Corporation
                2. Eugene Vaisberg

This Schedule 13G is filed by ChemBridge Corporation on behalf of itself and Mr. Vaisberg pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. Attached as Exhibit 1 is an agreement between ChemBridge Corporation and Mr. Vaisberg that this Schedule 13G is filed on behalf of each of them.

Item 2(b).      Address of Principal Business Office or, if None, Residence:

                The address of the principal business office of each of the Reporting Persons is:
                16981 Via Tazon, Suite G
                San Diego, California 92127

Item 2(c).      Citizenship:

                ChemBridge Corporation is an Illinois corporation.
                Eugene Vaisberg is a citizen of the United States of America.

Item 2(d).      Title of Class of Securities:

                Common Stock, $0.005 par value per share

Item 2(e).      CUSIP Number:

                185860-10-3

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                Not applicable

Item 4.         Ownership

                The information contained in Items 5 - 11 of each of the cover pages is incorporated herein by reference.

                Eugene Vaisberg, the Chairman and Chief Executive Officer of ChemBridge Corporation, is the majority owner of ChemBridge Corporation and has the power to vote and dispose of securities owned by ChemBridge Corporation. Accordingly, he may be deemed to beneficially own the securities owned by ChemBridge Corporation. Mr. Vaisberg disclaims any beneficial ownership of the securities owned by ChemBridge Corporation.

Item 5.         Ownership of Five Percent or Less of a Class

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person

                Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                Not applicable

Item 8.         Identification and Classification of Members of the Group

                Not applicable

Item 9.         Notice of Dissolution of Group

                Not applicable

Item 10.        Certification

                Not applicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2007                 CHEMBRIDGE CORPORATION

                                        /s/ Sergey Altshteyn
                                        ----------------------------------------
                                        Name: Sergey Altshteyn
                                        Title: President

                                    EXHIBIT 1
                             JOINT FILING AGREEMENT

The undersigned persons hereby agree that the Schedule 13G to which this Joint Filing Agreement is attached is being filed on behalf of each of the undersigned persons in accordance with Rule 13d-1(k)(1).

Date: February 27, 2007                 CHEMBRIDGE CORPORATION

                                        /s/ Sergey Altshteyn
                                        ----------------------------------------
                                        Name: Sergey Altshteyn
                                        Title: President

Date: February 27, 2007                 EUGENE VAISBERG

                                        /s/ Eugene Vaisberg
                                        ----------------------------------------
                                        Name: Eugene Vaisberg